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                              November 12, 2020

       Nima M. Farzan
       President and Chief Executive Officer
       Kinnate Biopharma Inc.
       11875 El Camino Real, Suite 101
       San Diego, California 92130

                                                        Re: Kinnate Biopharma
Inc.
                                                            Amendment No. 2 to
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted November
3, 2020
                                                            CIK No. 0001797768

       Dear Ms. Farzan:

               We have reviewed your amended draft registration statement and have the following comment. Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 2 to Draft Registration Statement on Form S-1

       Certain Relationships and Related Party Transactions, page 180

   1. We note your response to comment 1; however, as Item 404 requires disclosure for transactions since the
beginning of the company's last fiscal year, including disclosure of the name of the related
person and the basis on which the person is a related person, the identity of the
beneficial owner or owners of Eschelman Ventures LLC who are related persons are required to
be disclosed, unless one of the exceptions in the Instructions to Item 404(a) apply.
Please advise.
 Nima M. Farzan
FirstName LastNameNima
Kinnate Biopharma  Inc. M. Farzan
Comapany 12,
November  NameKinnate
              2020      Biopharma Inc.
November
Page 2    12, 2020 Page 2
FirstName LastName
        You may contact Julie Sherman at (202) 551-3640 or Angela Connell at
(202) 551-
3426 if you have questions regarding the financial statements and related matters. Please contact
Abby Adams at (202) 551-6902 or Celeste Murphy at (202) 551-3257 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:      Tony Jeffries, Esq.